UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT
TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale   or executing a sale directly with a market maker.

OMB APPROVAL
OMB Number: 3235-0101 Expires: June 30, 2020 Estimated average burden hours per response .............1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) ITUS Corporation	(b) IRS IDENT. NO. 11-2622630	(c) S.E.C. FILE NO. 0-11254	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 3150 Almaden Expressway, Suite250 San Jose CA 95118			(e) TELEPHONE NO.
			AREA CODE 408	NUMBER 708-9808
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Richard + Marlise Williams	(b) RELATIONSHIP TO ISSUER Director	(c) ADDRESS STREET CITY STATE ZIP CODE 5665 SE Winged Foot Dr. Stuart FL 34997

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring theSecurities	Broker-Dealer File Number
Common Stock	TD Ameritrade 200 South 108th Ave. Omaha, NE 68154-2631	TD Ameritrade	25,000	$116,000	16,631,191	4/9/18	NASDAQ

INSTRUCTIONS:                                                                                                                                                                3 .  (a)    Title of the class of securities to be sold

1.    (a)       Name of issuer                                                                                                                                                        (b)    Name and address of each broker through whom the securities are intended to be sold

(b)             Issuer’s I.R.S.Identification Number                                                                                                                   (c)    Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(c)              Issuer’s S.E.C. file number,if any                                                                                                                          (d)    Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(d)             Issuer’s address, including zip code                                                                                                                    (e)    Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown

(e)              Issuer’s telephone number, including area code                                                                                                           by the most recent report or statement published by the issuer

                                                                       (f)         Approximate date on which the securities are to be sold

2.   (a)       Name of person for whose account the securities are to be sold                                                                           (g)   Name of each securities exchange, if any, on which the securities are intended to be sold

(b)             Such person’s relationship to the issuer (e.g., officer, director, 10%
    stockholder, or member of immediate family of any of the foregoing)

(c)              Such person’s address, including zip code

Potential  persons  who  are  to  respond  to  the  collection  of  information  contained  in  this  form  are   not

required  to  respond  unless  the  form  displays  a  currently  valid  OMB   control  number.                                                                                                                                                                           SEC 1147(02-08)

TABLE I ––  SECURITIES TO BE  SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common ITUS	8/3/17	Purchased in Open Market	T.D. Ameritrade	50,000	8/3/17	Cash in Account

INSTRUCTIONS:      If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II ––  SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
NONE

REMARK:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold   hereby represents by  signing this notice that he  does not know any material adverse information in  regard to     the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person  has  adopted  a  written  trading  plan  or  given  trading  instructions  to  satisfy  Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instructin given, that person makes such representation as of the plan adoption or instruction date.

                       04/11/2018                                                             /S/ Richard Williams

                                                   DATE OF NOTICE                                                                                                                                                                        (SIGNATURE)

                           04/11/2018

DATE OF  PLAN ADOPTION OR  GIVING OF   INSTRUCTION,

IF RELYING ON  RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

     ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC  1147  (02-08)